Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

(Unaudited)

BELLUS HEALTH INC.

Periods ended March 31, 2022 and 2021

(In thousands of United States dollars)

Bellus health INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended March 31, 2022 and 2021

(In thousands of United States dollars)

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to Condensed Consolidated Interim Financial Statements	5

bellus health INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

March 31, 2022 and December 31, 2021

(In thousands of United States dollars)

	March 31,	December 31,
	2022	2021
Assets

Current assets:
Cash and cash equivalents (note 4)	$147,155	$150,078
Short-term investments (note 4)	86,813	98,728
Trade and other receivables	536	369
Research tax credit receivable	1,138	1,000
Prepaid expenses and other assets	9,369	8,029
Total current assets	245,011	258,204

Non-current assets:
Right-of-use asset	791	853
Other assets	225	218
Deferred tax asset	200	220
In-process research and development asset (note 5)	50,100	50,100
Total non-current assets	51,316	51,391
Total Assets	$296,327	$309,595

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables	$15,663	$16,674
Current income tax liabilities	26	21
Lease liability	291	254
Total current liabilities	15,980	16,949

Non-current liabilities:
Lease liability	554	617
Total non-current liabilities	554	617
Total Liabilities	16,534	5,998

Shareholders' equity:
Share capital (note 6 (a))	800,015	799,391
Other equity (notes 6 (b) (i))	39,156	37,664
Deficit	(568,676)	(554,324)
Accumulated other comprehensive income	9,298	9,298
Total Shareholders’ Equity	279,793	292,029
Commitments and contingencies (note 9)
Total Liabilities and Shareholders’ Equity	$296,327	$309,595

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data)

	Three-month periods ended
	March 31,
	2022	2021
Revenues	$4	$4

Expenses:
Research and development	11,380	12,586
Research tax credits	(126)	(138)
	11,254	12,448
General and administrative	4,050	3,470
Total operating expenses	15,304	15,918
Loss from operating activities	(15,300)	(15,914)

Finance income	1,255	189
Finance costs	(282)	(26)
Net finance income (note 7)	973	163
Loss before income taxes	(14,327)	(15,751)
Income taxes	25	—
Net loss and total comprehensive loss for the period	$(14,352)	$(15,751)

Net loss per share (note 8) Basic and diluted	$(0.13)	$(0.20)

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 6 (a))
Balance, December 31, 2021	$799,391	$37,664	$(554,324)	$9,298	$292,029

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(14,352)	—	(14,352)

Total comprehensive loss for the period	—	—	(14,352)	—	(14,352)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued upon stock option exercises (note 6 (b) (i))	624	(541)	—	—	83

Stock-based compensation (note 6 (b) (i))	—	2,033	—	—	2,033

Balance, March 31, 2022	$800,015	$39,156	$(568,676)	$9,298	$279,793

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 6 (a))
Balance, December 31, 2020	$575,286	$31,360	$(468,829)	$9,298	$147,115

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(15,751)	—	(15,751)

Total comprehensive loss for the period	—	—	(15,751)	—	(15,751)

Transactions with shareholders, recorded directly in shareholders’ equity:

Stock-based compensation (note 6 (b) (i))	—	1,721	—	—	1,721

Balance, March 31, 2021	$575,286	$33,081	$(484,580)	$9,298	$133,085

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars)

	Three-month periods ended
	March 31,
	2022	2021
Cash flows from operating activities:
Net loss for the period	$(14,352)	$(15,751)
Adjustments for:
Depreciation	72	45
Stock-based compensation	2,033	1,721
Net finance income	(973)	(163)
Other items	11	(21)
Changes in operating assets and liabilities
Trade and other receivables	(164)	(156)
Research tax credits receivable	(126)	(138)
Prepaid expenses and other assets	(1,415)	(799)
Deferred tax asset	20	—
Trade and other payables	(93)	(806)
Current income tax liabilities	5	—
	(14,982)	(16,068)

Cash flows from financing activities:
Payment of share issue costs - 2021 Offering	(746)	—
Issuance of common shares upon stock option exercises	83	—
Payment of deferred financing costs	(142)	(420)
Lease liability – principal repayments	(52)	(34)
Interest paid	(5)	(18)
	(862)	(472)

Cash flows from investing activities:
Purchases of short-term investments	(22,500)	—
Sales of short-term investments	35,072	—
Interest received	72	22
	12,644	22
Net decrease in cash and cash equivalents	(3,200)	(16,518)

Cash and cash equivalents, beginning of period	150,078	48,889

Effect of foreign exchange on cash and cash equivalents	277	86

Cash and cash equivalents, end of period	$147,155	$32,457

Supplemental cashflow disclosure:
Non-cash transactions:
Share issue costs related to equity offerings, in Trade and other payables	$25	$—
Ascribed value related to issuance of common shares upon stock options exercise (note 6 (b) (i))	541	—
Value of DSUs in Prepaid expenses (note 6 (b) (ii))	34	24

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other cough hypersensitivity indications. The Company's product candidate, BLU-5937, is a highly selective P2X3 antagonist in development for RCC and other cough hypersensitivity indications. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), both under the symbol BLU.

These condensed consolidated interim financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

The annual consolidated financial statements of the Company as at and for the year ended December 31, 2021 are available on our web site at www.bellushealth.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2021. These condensed consolidated interim financial statements have not been reviewed by the Company’s auditors.

These condensed consolidated interim financial statements for the three-month period ended March 31, 2022 were approved by the Board of Directors on May 11, 2022.

(b)	Use of estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimates of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Use of estimates and judgements (continued):

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

(c)	Functional and presentation currency:

Items included in the condensed consolidated interim financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These condensed consolidated interim financial statements are presented in United State dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented.

(d)	COVID-19 pandemic:

The COVID-19 pandemic continues to cause significant financial market and social disruption. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, the impact of any new variants nor the impact of the vaccines that are now accessible. If the Company or any of the third parties with whom it engages, were to experience shutdowns or other business disruptions due to the pandemic, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company's business, financial position and financial performance.

3.	Significant accounting policies and basis of measurement:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by BELLUS Health in its consolidated financial statements for the year ended December 31, 2021.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	Mars 31,	December 31,
	2022	2021
Cash balances with banks	$3,248	$31,841
Short-term investments with initial maturities of three months or less or that can be withdrawn on demand:
Savings accounts and term deposits, yielding interest at 0.21% to 0.73% as at March 31, 2022 (December 31, 2021 – 0.15% to 0.73%)	143,907	118,237
Cash and cash equivalents	147,155	150,078

Short-term investments with initial maturities greater than three months:
Term deposits issued in CAD (CAD $34,083), yielding interest at 0.45% to 1.10% as at March 31, 2022 (December 31, 2021 – (CAD $34,007), 0.45% to 1.10%)	27,253	26,906
Bearer deposit notes, yielding interest at 0.40% as at March 31, 2022 (December 31, 2021 – 0.40%)	59,560	37,003
Bearer deposit notes issued in CAD (CAD $44,008), yielding interest at 0.80% to 0.85% as at December 31, 2021	—	34,819
Short-term investments	86,813	98,728
Cash, cash equivalents and short-term investments	$233,968	$248,806

5.	In-process research and development asset:

As at March 31, 2022 and December 31, 2021, the aggregate carrying value of the in-process research and development (“IPR&D”) asset related to BLU-5937 amounted to $50,100. The IPR&D asset related to BLU-5937 is accounted for as an indefinite-lived intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.	Shareholders’ equity:

(a)	Share capital:

Changes in issued and outstanding common shares for the three-month periods ended March 31, 2022 and 2021 were as follows:

	Number	Dollars
Balance, December 31, 2021	106,390,361	$799,391
Issued upon stock option exercises (note 6 (b) (i))	354,070	624
Balance, March 31, 2022	106,744,431	$800,015

	Number	Dollars
Balance, March 31, 2021 and December 31, 2020	78,337,361	$575,286

“At-the-market” sales agreement

On December 23, 2020, the Company entered into an “at-the-market” (ATM) sales agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which the Company may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”) its common shares for aggregate gross proceeds of up to $50,000, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The common shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires the Company to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon the Company’s instructions. The Company has no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. The Company and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, the Company has provided the Agent with customary indemnification rights.

During the three-month period ended March 31, 2022, no common shares were sold under the ATM program. As at March 31, 2022 and December 31, 2021, total costs incurred to register the Sales Agreement, amounting to $390, are recorded as deferred financing costs and classified as prepaids and other assets in the consolidated statement of financial position. Under an ATM program, proportional costs for commission, legal and costs related to common shares sold are reclassified from deferred financing costs to deficit upon share issuance.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6. Shareholders’ equity (continued):

(b)	Share-based payment arrangements:

(i)	Stock option plan:

Changes in outstanding stock options issued under the stock option plan for the three-month periods ended March 31, 2022 and 2021 were as follows:

	Number	Weighted average exercise price (1)
Balance, December 31, 2021	7,774,833	$3.97
Granted (2),(3)	3,335,000	$6.94
Exercised (4)	436,388	$1.46
Forfeited	(56,000)	$4.34
Balance, March 31, 2022	10,617,445	$5.01

	Number	Weighted average exercise price (1)
Balance, December 31, 2020	6,288,166	$3.83
Granted (5),(6)	1,458,000	$4.34
Forfeited	(39,000)	$3.28
Balance, March 31, 2021	7,707,166	$3.93

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate of the corresponding period.

(2)	2,945,000 stock options were granted on February 23, 2022, having an exercise price of $7.01; 2,320,000 stock options were granted to key management personnel and 625,000 were granted to other employees.

(3)	390,000 stock options were granted to key management personnel on March 23, 2022, having an exercise price of $6.38.

(4)	Of these stock options exercised, 354,070 common shares were issued, and 82,318 stock options were returned to the Company and cancelled as a result of the cashless exercise feature provided in the Company’s stock option plan.

(5)	1,408,000 stock options were granted on February 25, 2021, having an exercise price of $4.36; 1,171,000 stock options granted to key management personnel and 237,000 granted to other employees.

(6)	50,000 stock options were granted to key management personnel on March 30, 2021, having an exercise price of $3.83.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6. Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

The following table summarizes information about stock options outstanding and exercisable as at March 31, 2022:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share	Number	To expiration	Number
Stock options granted in USD
$3.83	50,000	9.0	10,000
$3.92	50,000	9.1	—
$4.36	1,388,000	8.9	273,400
$6.38	390,000	10.0	—
$7.01	2,945,000	9.9	—
$7.04	160,000	8.9	—

Stock options granted in CAD (1)
$0.86 (CAD $1.08)	667,222	5.1	523,611
$1.01 (CAD $1.26)	1,111,113	5.9	882,224
$1.21 (CAD $1.51)	41,667	5.6	33,333
$1.44 (CAD $1.80)	666,945	0.4	666,945
$1.64 (CAD $2.05)	41,667	6.3	25,000
$2.51 (CAD $3.14)	165,000	8.6	33,000
$2.86 (CAD $3.58)	30,000	8.4	6,000
$3.22 (CAD $4.03)	28,611	3.9	28,611
$3.29 (CAD $4.12)	420,000	8.7	84,000
$3.48 (CAD $4.36)	974,998	6.9	582,777
$6.71 (CAD $8.39)	512,222	7.6	204,889
$11.12 (CAD $13.91)	910,000	8.0	182,000
$11.77 (CAD $14.72)	65,000	8.1	13,000
	10,617,445	7.8	3,548,790

(1)	USD equivalent of stock options granted in CAD is presented at the closing rate.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6. Shareholders’ equity (continued):

(b) Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

Stock-based compensation

For the three-month period ended March 31, 2022, the Company recorded a stock-based compensation expense related to the stock option plan (excluding compensation under the DSU plans) in the amount of $2,033 in the condensed consolidated interim statement of loss and other comprehensive loss; of this amount, $699 is presented in Research and development expenses and $1,334 is presented in General and administrative expenses ($1,721 for the corresponding period of the previous year, $574 and $1,147 respectively presented in Research and development and General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life. The weighted average assumptions for stock options granted during the three-month periods ended March 31, 2022 and 2021 were as follows:

	2022	2021
Weighted average fair value of stock options at grant date	5.13	$3.36
Weighted average share price	6.94	$4.34
Weighted average exercise price	6.94	$4.34
Risk-free interest rate	1.96%	0.94%
Expected volatility	100%	112%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

6.            Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Deferred share unit (“DSU”) plan:

Changes in the number of units outstanding for the three-month periods ended March 31, 2022 and 2021 were as follows:

Number of units	2022	2021
Balance, beginning and end of period	311,065	253,028
Balance of DSU liability, included in Trade and other payables (1)	$2,149	$967

(1)  Balance of DSU liability as at December 31, 2021 amounted to $2,503.

The stock-based compensation net (recovery) expense related to DSU plan recorded in the condensed consolidated interim statement of loss and other comprehensive loss for the three-month period ended March 31, 2022 amounted to $(310), presented in General and administrative expenses ($242 for the corresponding period of the previous year).

7.            Net finance income:

Finance income and Finance costs for three-month periods ended March 31, 2022 and 2021 were attributed as follows:

	Three-month periods ended March 31,
	2022	2021
Interest income	$296	$71
Foreign exchange gain	959	118
Finance income	1,255	189
Interest expense on lease liability	(9)	(8)
Interest and bank charges	(5)	(18)
Realized loss on sale of bearer deposit notes prior to maturity	(268)	—
Finance costs	(282)	(26)
Net finance income	$973	$163

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

8. Loss per share:

	Three-month periods ended
	March 31,
	2022	2021
Basic weighted average number of common shares outstanding	106,489,413	78,337,361

Basic and diluted loss per share	$(0.13)	$(0.20)

Excluded from the calculation of the diluted loss per share for the three-month periods ended March 31, 2022 and 2021 is the impact of all stock options granted under the stock option plan, as they would be anti-dilutive.

Stock options granted under the stock option plan could potentially be dilutive in the future.

9. Commitments and contingencies:

(a) Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at March 31, 2022, the Company has commitments for expenditures related to contracts for research and development activities of approximately $20,473 (approximately $15,153 as at December 31, 2021), of which $12,097 is expected to be payable in 2022, $7,087 in 2023 and $1,289 in 2024.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

9. Commitments and contingencies (continued):

(b) Contingencies:

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange Act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. On November 16, 2021, Plaintiff stipulated to dismissal of all claims against the underwriters without prejudice. Also on November 16, the Company and the named executive officers moved to dismiss the amended complaint, which motion is pending. On January 7, 2022, the principal investigator of the Company’s Phase 2a RELIEF trial also moved to dismiss the amended complaint, which motion is pending.

No provision has been made in the financial statements for the resolution of the above matter. Resolution of this matter could have an effect on the Company’s financial statements in the period that a determination is made, however, in management’s opinion, given the early stage of this litigation, the final resolution of this matter is not currently projected to have a material adverse effect on the Company’s financial position.

10.            Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $75 and $75 (CAD$95) under the consulting and services agreement for the three-month periods ended March 31, 2022 and 2021, respectively.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended March 31, 2022 and 2021

(in thousands of United States dollars, except per share data, unless otherwise noted)

10.            Related party transactions (continued):

(c)	Key management personnel:

The Chief Executive Officer, the Chief Financial Officer, the Chief Medical Officer, the Chief Scientific Officer, Senior Vice Presidents and Directors of BELLUS Health are considered key management personnel of the Company.

The aggregate compensation for the three-month periods ended March 31, 2022 and 2021 to key management personnel of the Company is set out below:

	Three-month periods ended
	March 31,
	2022	2021
Short-term benefits	$966	$736
DSU plan (recovery) expense	(310)	242
Stock option plan expense	1,597	1,308
	$2,253	$2,286

11.            Financial instruments:

Carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.

There was no financial asset or liability fair valued on a recurring basis as at March 31, 2022 and December 31, 2021.

For its financial assets and liabilities measured at amortized cost as at March 31, 2022, the Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.